Exhibit 12.2

HIGHWOODS REALTY LIMITED PARTNERSHIP
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED UNIT DISTRIBUTIONS

	2014	2013	2012	2011	2010
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$113,761	$60,459	$35,278	$26,007	$51,304
Fixed charges	94,614	98,240	98,647	97,535	95,894
Capitalized interest	(5,310)	(2,731)	(1,031)	(589)	(1,419)
Distributions of earnings from unconsolidated affiliates	2,687	3,965	4,592	5,005	4,377
Total earnings	$205,752	$159,933	$137,486	$127,958	$150,156

Fixed charges and Preferred Unit distributions:
Contractual interest expense	$82,287	$88,838	$92,838	$91,458	$87,409
Amortization of deferred financing costs	3,082	3,802	3,685	3,312	3,385
Financing obligations interest expense/(income)	483	63	(409)	740	2,157
Capitalized interest	5,310	2,731	1,031	589	1,419
Interest component of rental expense	3,452	2,806	1,502	1,436	1,524
Total fixed charges	94,614	98,240	98,647	97,535	95,894
Preferred Unit distributions	2,507	2,508	2,508	4,553	6,708
Total fixed charges and Preferred Unit distributions	$97,121	$100,748	$101,155	$102,088	$102,602

Ratio of earnings to fixed charges	2.17	1.63	1.39	1.31	1.57
Ratio of earnings to combined fixed charges and Preferred Unit distributions	2.12	1.59	1.36	1.25	1.46